ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

PTTEP No. 1.810/101 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 8 , 2003



03022335

03 APR 22 AM 7:21

SUPPL

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration Project in Algeria

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Company is in the process of negotiation for joint venture participation in onshore petroleum exploration blocks 433a and 416b in Algeria which are located near Touggourt in the southeast of Algeria, covering an area of 6,472 square kilometers and about 50 kilometers from Hassi Messaoud, a large oil field which produces approximately 400,000 barrel of oil per day. The partners will be PetroVietnam Investment and Development Company (PIDC) (the Operator), PTTEP, and Sonatrach (Algeria National Oil Company). The participation interest will be 40%, 35%, and 25% respectively.

PTTEP expects to spend, according to its participation interest, approximately USD 13 million for the first three years of the exploration phase, which will include seismic surveys and the drilling of 3 exploration and delineation wells. The participation in this project will be valid after the effectiveness of the PSC contract and the approval by the Algerian government.

PTTEP has been interested in expanding its exploration and production investments in the North African region, where potential for petroleum reserves is considered to be one of the world's highest. This is in line with the Company's overall strategy to expand its investment base in this region.

Yours sincerely,





Chitrapongse Kwangsukstith
President

File No. 82-3827


PTTEP

No. 5/2003

PTTEP enters investment in Petroleum Exploration Project in Algeria

to Secure Long-Term Oil Supply to Thailand

PTT Exploration and Production Public Company Limited or PTTEP announces the Company is in the process of negotiation for joint venture participation in onshore petroleum exploration Blocks 433a and 416b in Algeria, North Africa, which are located near Touggourt in the southeast of Algeria covering an area of 6,472 square kilometers and about 50 kilometers from Hassi Messaoud, a large oil field which produces approximately 400,000 barrels of oil per day. The partners will be PetroVietnam Investment and Development Company (PIDC), the Operator, PTTEP, and Sonatrach (Algeria National Oil Company). The participation interest will be 40%, 35%, and 25% respectively.

The Company expects to spend, according to its participation interest, approximately USD 13 million for the first three years of the exploration phase, which will include seismic surveys and the drilling of 3 exploration and delineation wells. The participation in this Project will be valid after the effectiveness of the Production Sharing Contract (PSC) and the approval by the Algerian government.

Dr. Chitrapongse Kwangsukstith, President of PTTEP, said, " Over the past few years, PTTEP has consistently implemented its policy in capturing long-term petroleum investment opportunities in other petroleum-rich regions in order to increase its oil portfolio and strengthen the Company's capability. PTTEP working team has been set up to study the petroleum potential and business opportunity in North Africa and found that Algeria, a member of OPEC, is one of the countries full with oil and natural gas reserves in this region. The Algerian government encourages foreign investment and the country is ready to do more business with Asian countries. Subsequently, we sent our technical team to study the potential of Blocks 433a and 416b and found that these fields have low risk and surrounded by many oil production fields."


Nayamindra Petroleum Area

File No. 82-3827 

PTTEP

NEWS RELEASE | ข่าวประชาสัมพันธ์

www.pttep.com

PTTEP intends to actively participate in this investment. " We will second our staff to work closely with PIDC which is the Operator of these Blocks. This would represent continuing closer ties and excellent cooperation between Thailand and the Socialist Republic of Vietnam in working together to expand petroleum business elsewhere in a different and challenging environment including opportunity in North African region". Said, Dr. Chitrapongse Kwangsukstith.

At present, PTTEP has investment in exploration, development and production activities in Thailand and in Southeast Asian countries such as the Socialist Republic of Vietnam, Indonesia and Malaysia, Union of Myanmar as well as Sultanate of Oman in the Middle East.

April 9,2003
For more information, please contact
Charlie Charuvastr/ Bussaban Cheencharoen
External Relations Department
Tel.0-2537-4000